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03 NOV -6 AM 7:21

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Registration No. 4154

82-4154

SUPPL

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			

03037121

Datum *Date*	6. 11. 2003		
Stran *Pages*	**2 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject
Announcement

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Dear Sirs,

We are sending you Announcement of the first issue of the Mortgage Bonds of Komerční banka issued under its Mortgage Debt issuance Programme.

Yours Sincerely,

Sylva Floríková
Director of Compliance

11/3

Jestliže tento dokument není určen pro Vás, prosíme o jeho zničení, udržte jej v tajnosti a informujte odesilatele. Děkujeme.
If this document does not concern you, destroy it promptly, please keep its content confidential and inform the sender. Thank you.

Komercni banka, a.s.
Prague 1, Na Prikope 33, building identification number 969, Post Code 114 07
Identification No.: 45 31 70 54
incorporated in the Commercial Register maintained with the Municipal Court in Prague, section B, insert 1360

ANNOUNCEMENT

Komercni banka, a.s. hereby announces that on 6.11.2003 it successfully placed the second tranche of the first issue of the Mortgage Bonds of Komercni Banka issued under its Mortgage Debt Issuance Programme at an issue price 109.36 % as of the issue date 20.11.2003. The aggregate placed nominal value is CZK 1.1 billion. The Mortgage Bonds (ISIN CZ0002000268) are due in 2009 and yield fixed interest 5.50 % p.a. payable annually in arrears.

This announcement is only for informational purposes. It is not an offer for sale or purchase of securities or other investment instruments.

In Prague, on 6.11.2003

Komercni banka, a.s.